SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated February 03, 2006, of interests of directors and connected persons.

SCOTTISHPOWER ANNOUNCES DECISION TO OPT LONGANNET POWER STATION INTO LCPD

ScottishPower has today announced that it will be opting its 2,304MW Longannet
Power Station into the Large Combustion Plant Directive ("LCPD"), removing restrictions that would otherwise have forced its closure by 2015.

ScottishPower Chief Executive, Philip Bowman, said: "We believe that installing
FGD provides both a good investment opportunity and tangible environmental benefits. It will help us to maintain a balanced portfolio and will also contribute significantly to the security of energy supply in Scotland with the potential for Longannet's life to be extended beyond 2020."

Flue Gas Desulphurisation ("FGD") will be installed at Longannet using seawater-based FGD technology to remove sulphur dioxide from the boiler flue gases. This technology has been deployed at generating stations around the world amounting to some 14GW of installed capacity. Alstom and Amec, working together, have been selected as the preferred contractor at an estimated cost of GBP170 million.

The decision will secure the future of Longannet Power Station, which employs approximately 320 staff permanently on-site and is expected to create some 300 construction jobs during the two year construction period. The station is the second largest in the UK and generates the equivalent of over 25% of Scottish annual electricity demand. The decision will also create scope for the plant to burn significant quantities of indigenous coal.

For Further Information:

Jennifer Lawton    Director, Investor Relations        0141 636 4527
David Ross         Group Investor Relations Manager    0141 566 4853
Colin McSeveny     Director, Media Relations           0141 636 4515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 03, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary